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                                    EXHIBIT 6

May 31, 2000

Mr. David P. Maniatis
Recorp Partners, Inc.
7720 East Redfield Road
Suite 8
Scottsdale, AZ 85260

VIA FAX: 480-951-8414
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Dear Mr. Maniatis:

This afternoon, I received a copy of the letter which you and Mr. Robson sent to the Board of Directors of AMREP Corporation, care of Edward B. Winslow.

In you letter, you and Mr. Robson state that you are prepared to meet with AMREP and describe your anticipated financing sources and ability to consummate your proposed acquisition. This is to advise you that I will be available to meet with you on Thursday, June 1 or Friday morning, June 2 either at my offices in New Jersey or at a location in Philadelphia.

I look forward to hearing from you.

Sincerely,

AMREP CORPORATION

/s/Edward B. Cloues, II
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Edward B. Cloues, II
Chairman of the Board

EBC:jt

cc:      AMREP Board of Directors